Exhibit 99.3

Exhibit 99.3 Prospectus Genetic Technologies Limited ACN 009 212 328 ASX Code: GTG An offer by the Company of up to 1,000 New Shares at an issue price of $1.00 per New Share to raise up to $1,000. This Prospectus is prepared in accordance with Section 708A(11) of the Corporations Act for the purpose of removing trading restrictions on the sale of Shares that may be issued by the Company prior to the Closing Date. NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES AN INVESTMENT IN THE COMPANY’S SECURITIES SHOULD BE CONSIDERED SPECULATIVE This Prospectus is an important document and should be read in its entirety. It is a prospectus issued pursuant to Section 713 of the Corporations Act. It does not, itself, contain all the information that is generally required to be set out in a full prospectus, but refers to other documents, the information of which is deemed to be incorporated into this prospectus. The securities offered by this Prospectus should be considered speculative.

2 IMPORTANT INFORMATION This Prospectus is dated 22 January 2015 and was lodged with ASIC on that date. Neither ASIC nor ASX or any of their officers, take any responsibility for the contents of this Prospectus. No securities will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus. In preparing this Prospectus, regard has been had to the fact that ASX maintains a database of publically disclosed information about the Company, that the Company is a disclosing entity for the purposes of the Corporations Act and that certain matters may reasonably be expected to be known to professional advisors with whom potential investors may consult. This Prospectus has been prepared pursuant to Section 713 of the Corporations Act, which allows the issue of a more concise prospectus in relation to an offer of continuously quoted securities. It is intended to be read in conjunction with publicly available information, as described in Section 5.1 below. Various statements in this Prospectus constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known and unknown risks, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or implicitly portrayed in this Prospectus. The Offer does not, and is not intended to, constitute an offer in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue this document under the laws applicable in that jurisdiction. The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and any person into whose possession this Prospectus comes should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No person is authorised to give any information or to make any representation in connection with the Offer that is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied upon as having been authorised by the Company in connection with the Offer. Neither the Company nor any other person warrants the future performance of the Company or any return on any investment made under this Prospectus except as required by law and then only to the extent so required. This Prospectus does not take into account the investment objectives, financial situation and particular needs of any person. Professional advice should be sought before deciding to invest in any securities the subject of this Prospectus. There are risks associated with an investment in the Company and the securities offered under this Prospectus should be regarded as a speculative investment. The securities offered under this Prospectus carry no guarantee with respect to return on capital investment, payment of dividends or the future value of the New Shares. Certain abbreviations and other defined terms are used throughout this Prospectus. Details of the definitions and abbreviations used are set out in Section 6 of this Prospectus. All financial amounts shown in this Prospectus are expressed in Australian dollars unless otherwise stated. This Prospectus may be viewed in electronic form online at the Company’s website: www.gtgcorporate.com The information on the Company’s website (outside the electronic Prospectus) does not form part of this Prospectus. Additional copies of the Prospectus are available at the registered office of the Company. Any person may obtain a copy of this Prospectus or any of the documents referred to in Section 5.1 free of charge by contacting the Company via email on: info@gtglabs.com 2

3 Corporate Directory Directors Dr Malcolm Brandon Non Exec. Chairman Mr David Carter Non Exec. Director Dr Paul Kasian Non Exec. Director Mr Grahame J Leonard Non Exec. Director Dr Lindsay Wakefield Non Exec. Director Chief Operations Officer and CFO Mr Eutillio Buccilli Company Secretary Mrs Bronwyn M Christie Registered Office 60-66 Hanover Street, FITZROY, VIC, AUSTRALIA, 3065 Head office telephone (03) 8412 7000 Head office fax (03) 8412 7040 Website www.gtgcorporate.com 3

4 1. SUMMARY OF THE OFFER Topic Details Where to find more information What is the Offer? This Prospectus relates to the Offer to be made by the Company of up to 1,000 Shares at an issue price of $1.00 per Share to raise up to $1,000. Section 2 What is the purpose of the Prospectus The Prospectus has been prepared in accordance with Section 708A(11) of the Corporations Act for the purpose of removing trading restrictions on the sale of Shares that may be issued by the Company prior to the Closing Date. Such Shares may include Shares issued under the Kentgrove Standby Facility as well as Shares issued in accordance with any other capital raising opportunities that may present themselves to the Company prior to the Closing Date. Section 2 Application for Shares An application for Shares can only be made by an investor using an Application Form. A completed Application Form and accompanying cheque must be mailed or delivered to the Company as follows: Post and Delivery to: The Company Secretary Genetic Technologies Limited 60-66 Hanover Street, FITZROY, VIC, AUSTRALIA, 3065 Cheques should be made payable to “Genetic Technologies Limited Share Offer Account” and accompany the Application Form to reach the Company no later than the Closing Date - Opening and Closing Dates The Opening Date is 22 January 2015 and the Closing Date is 5.00 pm (AEST) 21 February 2016. Section 2 Risk Factors Refer to Section 4 How do the New Shares rank in comparison to existing Shares All New Shares issued will rank equally in all respects with existing Shares from the date of their issue. Section 5.3 What is the effect of the Offer on the Company? The effect of the Offers on the financial position of the Company is detailed in Section 4. If Fully Subscribed, the Offer will not have a material effect on the control of the Company. Section 3 Enquiries Any enquiries concerning the Offer should be directed to the Company on (03) 8412 7000 4

5 2. Overview 2.1 Introduction This Prospectus relates to the Offer to be made by the Company of up to 1,000 New Shares at an issue price of $1.00 per New Share to raise up to $1,000. The purpose of the Offer is to remove the trading restrictions on the sale of Shares that may be issued by the Company prior to the Closing Date, in accordance with Section 708A(11) of the Corporations Act. Such Shares may include Shares issued under the Kentgrove Standby Facility as well as Shares issued in accordance with any other capital raising opportunities that may present themselves to the Company prior to the Closing Date. The opening date of the Offer is 22 January 2015 (Opening Date) and the closing date of the Offer is 5.00 pm (AEST) 21 February 2016 (Closing Date). The Company reserves the right to close the Offer early without notice. The Offer is not underwritten and there is no sponsoring broker. The Company is already included in the Official List of the ASX and the ASX Listing Rules apply to all securities issued by the Company. 2.2 Summary key investment risks • The market price of the Company’s Shares may fluctuate and this may impact on the number of Shares subscribed pursuant to this Prospectus. • The Company has an ongoing funding requirement at present and will need to raise further capital to fund its current and future operations. • The price at which the New Shares may trade may fall as well as rise, which will also have a corresponding effect on the value of the Company’s Shares generally. The above provides a summary of the key investment risks only. You should read this Prospectus in full, including Section 4 which contains more detailed disclosure of the risks associated with an investment in the Company. 2.3 Use of funds raised under the Offer The sum of $1,000 will be raised if the Offer is Fully Subscribed. After expenses of the Offer there will be no net proceeds of the Offer. The expenses of the Offer will be met from the Company’s existing cash reserves. 2.4 Applications Applications for Shares under the Offer must be made using an Application Form. The Directors reserve the right to issue Shares pursuant to the Offer at their absolute discretion. Accordingly, please do not submit an Application Form unless directed to do so by the Directors. 5

6 3. Effect of the Offer on the Company 3.1 Effect on financial position of the Company The effect on the financial position of the Company by a full subscription for all the New Shares pursuant to the Offer (Fully Subscribed) will be to increase the Company’s cash reserves by $1,000 (prior to the expenses of this Offer). It is estimated that the expenses of this Offer will amount to approximately $35,000, leaving a net effect of the Offer of a decrease in cash reserves of $34,000. 3.2 Effect on the capital structure of the Company (a) Details of Capital Structure The following table sets out the existing capital structure of the Company as at 21 January, 2015 and the anticipated capital structure on Closing of the Offer. The below table assumes that prior to the Closing Date there will be no other Share issues by the Company (including pursuant to the Kentgrove Standby Facility) and that none of the current options will be exercised. Capital Structure Number on Issue Shares currently on issue 856,860,254 Options currently on issue 157,983,333 1,390,000 Convertible Notes (assuming conversion at 1.4 cents) 99,285,714 New Shares to be issued pursuant to this Prospectus (assuming Full 1,000 Subscription) Total Shares and Options (assuming Full Subscription) 1,114,130,301 (b) Details of the current share Options: Unlisted Options — Expiry Dates Number of options on issue Option Exercise Price 31 March 2016 1,875,000 19.0 cents 31 July 2016 1,000,000 20.0 cents 20 February 2017 750,000 12.0 cents 29 August 2017 2,650,000 14.0 cents 1 December 2017 250,000 10.0 cents 25 January 2018 500,000 10.0 cents 11 July 2018 750,000 10.5 cents 31 May 2019 6,875,000 4.0 cents 2 December 2018 143,333,333 1.5 cents 6

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(c) Details of the current convertible securities (other than Options) are as follows:

1,390,000 Convertible Notes announced to the market and issued on 3 December, 2014.

(d) Details of Capital Structure (assuming Full Allotment under the Kentgrove Standby Facility)

The following table sets out the existing capital structure of the Company as at 21 January, 2015, assumes Full Subscription under the Offer and an allowance for Full Allotment under the Kentgrove Standby Facility. The Kentgrove Standby Facility, announced contemporaneously with the lodgement of this Prospectus, is detailed in Section 4.3(f) below. Investors should note that there is no certainty that the Kentgrove Standby Facility will be fully utilised by the Company, or that Kentgrove will subscribe for any Sharers under the Kentgrove Standby Facility. The below table assumes that prior to the Closing Date there will be no other Share issues by the Company and that none of the current options will be exercised.

Capital Structure	**Number on Issue**
Shares currently on issue	856,860,254
Options currently on issue	157,983,333
1,390,000 Convertible Notes (assuming conversion at 1.4 cents)	99,285,714
New Shares to be issued pursuant to this Prospectus (assuming Full Subscription)	1,000
Facility Fee Shares to be issued pursuant to the Kentgrove Standby Facility	40,000,000
Shares that may be issued pursuant to the Kentgrove Standby Facility (assuming Full Allotment and an assumed issue price of 1.4 cents)	1,714,285,714
Total Shares and Options (assuming Full Subscription)	2,868,416,015

3.3 Potential effect on control of the Company

As at the date of the Prospectus, the relevant interests and voting power of the top 20 shareholders of the Company (based on the last substantial shareholding notice or change of director's interest notice lodged with the Company and after aggregation of one shareholder's interests) are as follows:

Shareholder	**Number of shares**	**Voting power**
NATIONAL NOMINEES LIMITED	473,202,695	55.23%
IRWIN BIOTECH NOMINEES P/L <BIOA A/C>	29,406,000	3.43%
MERVYN JACOBSON APS	30,277,434	3.54%
MR ROGER LETTS DAWKINS + MR WAYNE COX <IMMUNOGENETICS R FDN WA A/C>	16,016,667	1.87%
SECURITY & EQUITY RESOURCES	15,923,506	1.86%

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MJGD NOMINEES PTY LTD <BSMI A/C>	13,494,546	1.57%
J P MORGAN NOMINEES AUSTRALIA LIMITED	9,248,594	1.08%
JETAN PTY LTD <GR PLUMMER SUPER FUND A/C>	9,180,776	1.07%
MS GAIL JEAN BRATZ	9,000,000	1.05%
WAKKO ENTERPRISES PTY LTD <L&S WAKEFIELD S/F A/C>	8,846,265	1.03%
UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	8,018,985	0.94%
MOORE FAMILY NOMINEE PTY LTD <MOORE FAMILY A/C>	6,399,998	0.75%
WAKKO INVESTMENTS PTY LTD	5,500,000	0.64%
INNES PTY LIMITED <INNES P/L EMPLOYEES S/F A/C>	5,151,332	0.60%
MR NORMAN COLBURN MAYNE <N C MAYNE FAMILY FUND A/C>	5,000,000	0.58%
TASS INVESTMENTS PTY LTD	4,429,325	0.52%
GRANDOR PTY LTD <MARK SCOTT FAMILY P/F A/C>	4,312,965	0.50%
MRS JULIETTE DIANE SHEAHAN + MR GERALD DAVID VERNON SHEAHAN <JULIETTE SHEAHAN S/FUND A/C>	3,722,706	0.43%
LENFAM PTY LTD <SUPER FUND A/C>	3,555,556	0.41%

If Fully Subscribed, the Offer will not have a material effect on the control of the Company.

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9 4. Risk factors 4.1 Introduction An investment in the Company is not risk free. Each of the risks as set out in this Section could, if they eventuate, have a material adverse impact on the Company’s operating performance and the market price of the New Shares. An investment in the Company carries no guarantee with respect to the payment of dividends, return of capital or price at which Shares will trade. Similarly, no guarantee can be given as to the value of the Shares or the price at which they may trade. The following is not intended to be an exhaustive list of the risk factors to which the Company is exposed. 4.2 General risks (a) Share price An investment in Shares is very speculative. The biotechnology sector can be particularly vulnerable to abrupt changes in investor sentiment. Stock prices of companies in the biotechnology industry, including our Company, can swing dramatically, with little relationship to operating performance. The Company’s stock price may be affected by a number of factors including, but not limited to: • product development events; > the outcome of litigation; > decisions relating to intellectual property rights; > the entrance of competitive products or technologies into our markets; > new medical discoveries; • the establishment of strategic partnerships and alliances; > changes in reimbursement policies or other practices related to the pharmaceutical industry; or > other industry and market changes or trends. Further, fluctuations are likely to occur due to events which are not within our control and general market conditions affecting the biotechnology sector or the stock market generally. In addition, low trading volume may increase the volatility of the price of the Company’s shares. A thin trading market could cause the price of the Company’s shares to fluctuate significantly more than the stock market as a whole. Changes in the Company’s Share price may impact on the number of New Shares subscribed by investors pursuant to this Prospectus and also the value of the Company’s Shares generally. (b) General economic climate Factors such as inflation, currency fluctuation, interest rates and supply and demand have an impact on operating costs, commodity prices and stock market prices. The Company’s future revenues, the economic viability of its projects, the market price for its listed securities, and its ability to raise future capital may be affected by these factors, which are beyond the Company’s control. (c) Government Policy Changes in government, monetary policy, taxation and laws (including those regulating the biopharmaceutical industry and patent rights) can have a significant influence on the outlook for research and product development, companies and the return to investors. A change to 9

10 government policies and legislation could have a material adverse effect on the Company or its projects. 4.3 Operational Risks (a) Key Management The Directors are primarily responsible for overseeing the operations and the strategic management of the Company. However, much of the future success of the Company depends on the continued service and commitment of its key personal, and those in technical, marketing and sales roles. While we actively recruit new employees with such skills and experience to reduce our reliance on these individuals, skilled personnel, with specific experience in the biotechnology industry, are in high demand and competition for their talents is intense. The Company has set in place employment contracts with key employees and consultants, which contracts include the provision of equity incentives to assist in retaining the key employees and consultants. (b) Sales Cycle The sales cycle for our testing products and license generation is typically lengthy. As a result, we may expend substantial funds and management effort with no assurance of successfully selling our products or services or granting new licenses. Our ability to obtain customers for our genetic testing services depends significantly on the perception that our services can help accelerate efforts in genomics. The sales cycle is typically lengthy. Our sales effort requires the effective demonstration of the benefits of our services to, and significant training of, many different departments within a potential customer. In addition, we sometimes are required to negotiate agreements containing terms unique to each customer. With respect to license generation, it is common for negotiations with licensees to take many months before a license is eventually granted. Our business could also be adversely affected if we expend money without any return. (c) Increased Competition We are currently subject to limited competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies that are pursuing products and services which are substantially similar to our genetic testing services, or which otherwise address the needs of our customers and potential customers. Our competitors in the testing market include private and public sector enterprises located in Australia, the U.S. and elsewhere. Many of the organizations competing with us have greater experience in the areas of finance, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than we do. In addition, many current and potential competitors have greater name / brand recognition and more extensive collaborative relationships. However, because of our patents, we have virtually no competition in the licensing area. Our competitive position in the genetic testing area is based upon, amongst other things, our ability to: > create and maintain scientifically-advanced technology and offer proprietary products and services; > attract and retain qualified personnel; > obtain patent or other protection for our products and services; > obtain required government approvals and other accreditations on a timely basis; and > successfully market our products and services. If we are not successful in meeting these goals, our business could be adversely affected. Similarly, our competitors may succeed in developing technologies, products or services that are more 10

11 effective than any that we are developing or that would render our technology and services obsolete, noncompetitive or uneconomical. (d) Technology and intellectual Property We rely upon our portfolio of patent rights, patent applications and exclusive licenses to patents and patent applications relating to genetic technologies. We expect to aggressively patent and protect our proprietary technologies. However, we cannot be certain that any additional patents will be issued to us as a result of our domestic or foreign patent applications or that any of our patents will withstand challenges by others. Patents issued to, or licensed by, us may be infringed or third parties may independently develop the same or similar technologies. Similarly, our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may prevent, limit or interfere with our products or will require licensing and the payment of significant fees or royalties by us to such third parties in order to enable us to conduct our business. We may sue or be sued by third parties regarding our patents and other intellectual property rights. These suits are often costly and would divert valuable funds and technical resources from our operations and cause distraction to Management. (e) External Parties We have relationships with academic consultants and other advisers who are not employed by us. Accordingly, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to our activities. These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us. Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies. However, in connection with every relationship, we may not be able to maintain the confidentiality of our technology, the dissemination of which could hurt our competitive position and results of operations. To the extent that our scientific consultants develop inventions or processes independently that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to such information, and we may not win those disputes. (f) Financing Risks The Company has an ongoing funding requirement until positive cash flows are achieved from commercial operations. Further funds are required in order to ensure that the Company is able to continue to operate as a going concern and pursue the development and expansion of BREVAGenplus®. The Company has entered into a standby equity placement facility with Kentgrove Capital Growth Fund (Kentgrove), an investment fund managed by Kentgrove Capital Pty Ltd, under which the Company at its election may request and Kentgrove may at its election accept the allotment of Shares in the Company from time to time on the terms of the facility (Kentgrove Standby Facility). The Kentgrove Standby Facility commitment amount is $24 million and the facility expires on 21 January 2017. Either the Company or Kentgrove may terminate the Kentgrove Standby Facility on 7 days notice without the need to provide any reason or cause. No termination fee is payable by either party. The issue price for the relevant shares is calculated at a 5% discount to a volume weighted average price (VWAP) over the relevant period (Issue Price), subject to the minimum issue price determined by the Company, which itself may be subject to a minimum price specified by the ASX Listing Rules. It is a standby facility allowing the Company from time to time to request Kentgrove to subscribe for Shares in the Company. it has no minimum amount which must be issued and the maximum number of Shares which may be issued under the Kentgrove Standby Facility is that number of Shares which at the Issue Price is in aggregate equal to $24 million (Full Allotment). The Company is under no obligation to request and, except to the extent the request is accepted, 11

12 Kentgrove is under no obligation to subscribe for Shares in the Company. Kentgrove cannot subscribe for Shares except in accordance with a request from the Company, and cannot initiate a request. All allotment requests are subject to the Company’s ability to issue the Shares when required including, if applicable, its capacity under ASX Listing Rule 7.1. On entry into the Kentgrove Standby Facility, the Company will issue Kentgrove 40 million Shares as consideration for Kentgrove agreeing to operate the Facility for the period of 24 months (Facility Fee). The Facility Fee only accrues to the benefit of Kentgrove on a proportional basis, as the Kentgrove Standby Facility is used by the Company and shall be rebated, on a pro rata proportional basis, for the dollar amount of the Kentgrove Standby Facility that has not been utilised upon termination or expiry of the Facility. The rebate equates to a repayment of 80% of the Facility Fee or a buy back or cancellation of the Facility Fee Shares (as nominated by Kentgrove). The Company intends to pursue all funding opportunities that may be available under the Kentgrove Standby Facility. However, the Company may look to access funding from other sources. If, for whatever reason, adequate funding is not able to be raised, the Company may not be able to operate as a going concern. Accessing funds under the Kentgrove Standby Facility will have a dilutionary effect on existing shareholdings. The Company may obtain shareholder approval from time to time as required in accordance with ASX Listing Rule 7.1 so that it is able to continue to issue Shares in accordance with its capital raising strategy. (g) Proprietary Assets Our commercial success partially depends on our ability to obtain patent protection for many aspects of our business, including the products, methods and services we develop. Patents issued to us may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. In addition, our patent applications or those we have licensed, may not result in issued patents. If our patent applications do not result in issued patents, our competitors may obtain rights to commercialize our discoveries which could harm our competitive position. We also may apply for patent protection on novel genetic variations in known genes and their uses, as well as novel uses for previously identified genetic variations discovered by third parties. In the latter cases, we may need a license from the holder of the patent with respect to such genetic variations in order to make, use or sell any related products. We may not be able to acquire such licenses on terms acceptable to us, if at all. Certain parties are attempting to rapidly identify and characterize genes and genetic variations through the use of sequencing and other technologies. To the extent that any patents are issued to other parties on such partial or full-length genes or genetic variations or uses for such genes or genetic variations, the risk increases that the sale of products or services developed by us or our collaborators may give rise to claims of patent infringement against us. Others may have filed and, in the future, are likely to file patent applications covering many genetic variations and their uses. Any such patent applications may have priority over our patent applications and could further require us to obtain rights to previously issued patents covering genetic variations. Any license that we may require under any such patent may not be made available to us on commercially acceptable terms, if at all. We may be sued for infringing on the intellectual property rights of others. We could also become involved in interference proceedings in the United States Patent and Trademark Office to determine the relative priority of our patents or patent applications and those of the other parties involved in the interference proceeding. Intellectual property proceedings are costly, and could affect our results of operations. These proceedings can also divert the attention of managerial and technical personnel. If we do not prevail in any intellectual property proceeding, in addition to any 12

13 damages we might have to pay, we could be required to stop the infringing activity, or obtain a license to or design around the intellectual property in question. In interference proceedings, our patent rights could be invalidated and the scope of our patents could be limited. If we are unable to obtain licenses to intellectual property rights that we need to conduct our business, or are unable to design around any third party patent, we may be unable to sell some of our products, which will result in reduced revenue. We have in the past and may in the future become a party to litigation involving patents and intellectual property rights. We have previously commenced litigation against a number of parties to protect our rights pertaining to our intellectual property. We may in the future receive claims of infringement of intellectual property rights from other parties. If we do not prevail in any future legal proceedings, we may be required to pay significant monetary damages. In addition, we could also be prevented from using certain processes or prevented from selling certain configurations of our products or services that were found to be within the scope of the patent claims. In the event we did not prevail in any future proceeding, we would either have to obtain licenses from the other party, avoid certain product configurations or modify some of our products, services and processes to design around the patents. Licenses could be costly or unavailable on commercially reasonable terms. Designing around patents or focusing efforts on different configurations could be time consuming, and we may have to remove some of our products or services from the market while we were completing redesigns. Accordingly, if we are unable to settle future intellectual property disputes through licensing or similar arrangements, or if any such future disputes are determined adversely to us, our ability to market and sell our products and services could be harmed. This would in turn reduce demands for our services and harm our financial condition and results of operations. In addition, in order to protect or enforce our patent rights or to protect our ability to operate our business, we may need to initiate other patent litigation against third parties. These lawsuits could be expensive, take significant time to resolve, and could divert Management’s attention from other business concerns. These lawsuits could result in the invalidation or limitation in the scope of our patents or forfeiture of the rights associated with our patents. We may not prevail in any such proceedings and a court may find damages or award other remedies in favor of our opposing party in any of these suits. During the course of any future proceedings, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. Securities analysts or investors may perceive these announcements to be negative, which could cause the market price of our stock to decline. (h) Academic Corporate Partners Our strategy for research, development and commercialization of some of our products has historically involved entering into various arrangements with academic and corporate partners and others. As a result, our strategy depends, in part, upon the success of these outside parties in performing their responsibilities. Our collaborators may also be our competitors. We cannot necessarily control the amount and timing of resources that our collaborators devote to performing their contractual obligations and we have no certainty that these parties will perform their obligations as expected or that any revenue will be derived from these arrangements. If our collaborators breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative arrangement may be delayed. If that is the case, we may be required to undertake unforeseen additional responsibilities or to devote unforeseen additional funds or other resources to such development or commercialization, or such development or commercialization could be terminated. The termination or cancellation of collaborative arrangements could adversely affect our financial condition, intellectual property position and general operations. In addition, disagreements between collaborators and us could lead to delays in the collaborative research, development, or commercialization of certain products or could require or result in formal legal process or arbitration for resolution. These consequences could be time-consuming and expensive and could have material adverse effects on us. 13

14 Other than our contractual rights under our license agreements, we may be limited in our ability to convince our licensees to fulfill their obligations. If our licensees fail to act promptly and effectively, or if a dispute arises, it could have a material adverse effect on our results of operations and the price of our Shares and ADSs. We rely upon scientific, technical and clinical data supplied by academic and corporate collaborators, licensors, licensees, independent contractors and others in the evaluation and development of potential therapeutic methods. There may be errors or omissions in this data that would materially adversely affect the development of these methods. We may seek additional collaborative arrangements to develop and commercialize our products in the future. We may not be able to negotiate acceptable arrangements in the future and, if negotiated, we have no certainty that they will be on favorable terms or if they will be successful. In addition, our partners may pursue alternative technologies independently or in collaboration with others as a means of developing treatments for the diseases targeted by their collaborative programs with us. If any of these events occurs, the progress of the Company could be adversely affected and our results of operations and financial condition could suffer. (i) Government policy From time to time, federal, state and/or local governments adopt regulations relating to the conduct of genetic research and genetic testing. In future, these regulations could limit or restrict genetic research activities as well as genetic testing for research or clinical purposes. In addition, if such regulations are adopted, these regulations may be inconsistent with, or in conflict with, regulations adopted by other government bodies. Regulations relating to genetic research activities could adversely affect our ability to conduct our research and development activities. Regulations restricting genetic testing could adversely affect our ability to market and sell our products and services. Accordingly, any regulations of this nature could increase the costs of our operations or restrict our ability to conduct our testing business and might adversely affect our operations and financial condition. 14

15 5. Additional information 5.1 Continuous disclosure and documents available for inspection The Company is a “disclosing entity” for the purposes of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations, which require it to disclose to ASX any information of which it is or becomes aware concerning the Company and which a reasonable person would expect to have a material effect on the price or value of securities of the Company. Copies of documents lodged with the ASIC (including the Constitution) in relation to the Company may be obtained from or inspected at, an office of ASIC. Upon request, the Company will provide you with a copy (free of charge during the Offer period of this Prospectus) of: • the annual financial reports most recently lodged with ASIC for the financial year ended 30 June 2014 (2014 Annual Report); • half year financial report lodged with ASIC after lodgement of the 2014 Annual Report, when completed and lodged with ASX; • all continuous disclosure notices given by the Company after lodgement of the 2014 Annual Report with AS/C on 30 September, 2014. 5.2 Information excluded from continuous disclosure notices As at the date of this Prospectus, there is no information that has not been disclosed under the continuous disclosure requirements of the Listing Rules and which the Board considers would reasonably require in order to assess the Company’s assets and liabilities, financial position and prospects and the rights and liabilities attaching to Shares in the Company. 5.3 Rights Attaching to New Shares The New Shares will rank equally in all respects with existing Shares. Full details of the rights attaching to Shares are set out in the Company’s Constitution, a copy of which can be inspected, free of charge, at the Company’s registered office during normal business hours. In applying for New Shares, the Applicant agrees that it and the New Shares to issue upon that exercise are bound by the terms of the Constitution. The following is a broad summary of the rights, privileges and restrictions attaching to all Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders. (a) General Meetings and Notice Each Shareholder is entitled to receive notice of all general meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution, the Corporations Act or the Listing Rules. Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company. Shareholders may requisition meetings in accordance with Section 249D of the Corporations Act. (b) Voting Rights Subject to any rights or restrictions for the time being attached to any class or classes of Shares, at general meetings of Shareholders or classes of Shareholders: 15

16 (i) each Shareholder entitled to vote may vote in person or by proxy, attorney or representative; (ii) on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote has one vote; and (iii) on a poll, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote shall, in respect of each fully paid Share held by him or her, or in respect of which he or she is appointed a proxy, attorney or representative, have one vote for every fully paid Share, but in respect of partly paid Shares shall have a fraction of a vote equal to the proportion that the amount paid bears to the issue price of the Shares. (c) Dividend Rights While there is no guarantee of any dividends or distributions by the Company, the Directors may from time to time declare dividends in compliance with the Corporations Act. Subject to the rights of persons entitled to Shares with special rights as to dividends (at present there are none), all dividends are paid in the proportion that the amounts paid on those Shares bear to the issue price of the Shares. (d) Winding Up If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he or she considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders. (e) Transfer of Shares Shares in the Company are freely transferable, subject to formal requirements, and so long as the registration of the transfer does not result in a contravention of or failure to observe the provisions of a law of Australia and the transfer is not in breach of the Corporations Act or the Listing Rules. (f) Variation of Rights The Company may, subject to the Corporations Act and with the sanction of a special resolution passed at a meeting of Shareholders, or with the written consent of the majority of Shareholders in the affected class, vary or abrogate the rights attaching to Shares. 5.4 Interests of Directors Other than as announced to ASX, set out below or elsewhere in this Prospectus, no Director, or any entity in which a Director is a partner or director, has or has had in the 2 years before the date of this Prospectus, any interest in: • the formation or promotion of the Company; • property acquired or proposed to be acquired by the Company in connection with its formation or promotion of the Offer; or • the Offer, and no amounts have been paid or agreed to be paid (in cash, Shares or otherwise) and no other benefit has been given or agreed to be given to any Director or to any entity in which a Director is a 16

17 partner or a Director, either to induce him to become, or qualify as, a Director or otherwise for services rendered by him or by the entity in connection with the formation or promotion of the Company or the Offer. 5.5 Interests in existing securities (a) Interests of Directors — Existing Shareholdings The interests of the Directors (including via controlled entities) in the securities of the Company at the date of this Prospectus are as follows: Director Direct interest Indirect interest Mr. Grahame Leonard Nil 3,000,000 Dr. Paul Kasian Nil 256,410 Dr. Lindsay Wakefield Nil 14,916,746 Shares, 125,000 Convertible Notes and 8,333,333 Options Mr. David Carter Nil 50,000 Convertible Notes and 3,333,333 Options (b) Interests of Directors — Participation in the Offer None of the Directors will participate in the Offer. (c) Remuneration of Directors The Directors are currently entitled to the following remuneration or directors’ fees: Director Remuneration Dr. Malcolm R Brandon $87,117 Mr. Grahame Leonard $53,626 Dr. Paul Kasian $53,626 Dr. Lindsay Wakefield $53,626 Mr. David Carter $53,626 5.6 Related Party Transactions There are no related party transactions entered into that have not otherwise been disclosed in this Prospectus. 5.7 Interests of experts and advisers Other than as set out below or elsewhere in this Prospectus, no: • person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; • promoter of the Company; or 17

18 • underwriter to the issue or a financial services licensee named in this Prospectus as a financial services licensee involved in the issue holds, or has held in the 2 years before the date of lodgement of this Prospectus with ASIC, any interest in: • the formation or promotion of the Company; • property acquired or proposed to be acquired by the Company in connection with its formation or promotion of the Offer or the Offer itself; or • the Offer, and no amounts have been paid or agreed to be paid (in cash, Shares or otherwise) and no other benefit has been given or agreed to be given to any of the above persons for services rendered by him or by the entity in connection with the formation or promotion of the Company or the Offer. K & L Gates have acted as solicitors for the Company in relation to the Offer. The Company estimates that it will pay K & L Gates fees of $25,000 in relation to the Offer. Further amounts may be paid to K & L Gates in accordance with their usual time based charge out rates. 5.8 Restricted securities None of the Company’s issued securities are ‘restricted securities’ (as defined in the Listing Rules). 5.9 Broker handling fees No handling fees are payable in connection with the Offer under this Prospectus. 5.10 Offers outside Australia This Prospectus does not, and is not intended to, constitute an offer of securities in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue / distribute this Prospectus. The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. 5.11 Taxation The Directors do not consider that it is appropriate to provide investors with advice regarding the taxation consequences of accepting the Offer under this Prospectus. The Company, its advisers and officers, do not accept any responsibility or liability for any taxation consequences to investors in respect of any issue. 5.12 Privacy disclosure By filling out the Application Form you are providing personal information to the Company through its Share Registry. The Corporations Act requires the Company to include information about each security holder (name, address and details of the securities held) in its public register. This information must remain in the register even if you cease to be a security holder in the Company. The Company, and the Registry on its behalf, may collect, hold and use that Information in order to process your Application, facilitate dividend payments and corporate communications (including the Company’s financial results, annual reports and other information that the Company may wish to communicate to its security holders) and compliance by the Company with legal and regulatory requirements. Your personal information may also be provided to the Company’s members, agents and service providers on the basis that they deal with such information in accordance with the Company’s privacy policy. 18

19 If you do not provide the information requested in the Application Form, the Company and the Registry may not be able to process or accept your Application. 5.13 Expenses of the Offers The total expenses of the Offer are estimated to be approximately $35,000 comprising ASIC lodgement fees, legal fees, accounting fees, share registry fees and printing and other administrative expenses. 5.14 Legal proceedings To the Director’ knowledge, there is no litigation, arbitration or proceedings pending against or involving the Company as at the date of this Prospectus. 5.15 Material Contracts The Company has not entered into any material contracts other than those which have been the subject of ASX announcements or referred to in this Prospectus. 5.16 Authority of Directors The Directors have made all reasonable enquiries in the preparation of this Prospectus and on that basis have reasonable grounds to believe that any statements made by the Directors in this Prospectus are not misleading or deceptive and that in respect to any other statements made in this Prospectus by persons other than Directors, the Directors have made reasonable enquiries and on that basis have reasonable grounds to believe that persons making the statement or statements were competent to make such statements, those persons have given their consent to the statements being included in this Prospectus in the form and context in which they are included and have not withdrawn that consent before lodgement of this Prospectus with the ASIC, or to the Directors knowledge, before any issue of New Shares pursuant to this Prospectus. This Prospectus is prepared on the basis that certain matters may reasonably be expected to be known to likely investors or their professional advisors. Each of the Directors of the Company has consented to the lodgement of this Prospectus in accordance with Section 720 of the Corporations Act and has not withdrawn that consent. Dated 22 January 2015 By: Bronwyn M Christie. Company Secretary For and on behalf of the Board of Genetic Technologies Limited 19

20 6. Definitions $ or A$ or AUD means references to dollar amounts in Australian currency; AEDT means Australian Eastern Daylight Time; ASIC means the Australian Securities and Investments Commission; Applicant means the person completing an Application Form; Application Form means the form which is attached as Attachment 1 to this Prospectus; ASX means ASX Limited ACN 008 624 691; ASX Settlement means ASX Settlement Pty Ltd ACN 008 504 532; ASX Settlement Operating Rules means the operates rules of ASX Settlement from time to time; Business Day means a day that is not a Saturday, Sunday or a public holiday in Melbourne, Victoria; Closing Date means 5.00 pm (AEST) 21 February 2016. Company means Genetic Technologies Limited ACN 009 212 328; Constitution means the constitution of the Company; Corporations Act means the Corporations Act 2001(Cth); Directors or Board means the board of directors of the Company; Issue Price means the issue price for New Shares of $1.00 each; Kentgrove means Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd ACN 150 638 627; Kentgrove Standby Facility has the meaning as provided in Section 4.3(f); Listing Rules means the listing rules of ASX; New Share means a Share issued pursuant the Offer under this Prospectus; Offer means the offer described in Section 1 of this Prospectus; Opening Date means 22 January 2015. Prospectus means this prospectus as modified or varied by any supplementary prospectus made by the Company and lodged with ASIC from time to time; Section means a section of this Prospectus; Share means a fully paid ordinary share in the issued capital of the Company. 20

21 APPLICATION FORM To: The Directors Genetic Technologies Limited ACN 009 212 328 60-66 Hanover Street Fitzroy, Victoria Australia Application 1. I (being the person named in item 1 of the Schedule) accept the offer of New Shares described in the prospectus dated 22 January 2015 lodged with ASIC (Prospectus) to which this Application forms part. The expiry date of the Prospectus is 21 February 2016. 2. I understand that the Company makes no representation or guarantee in respect of any investment in Shares. 3. I agree that any New Shares described in this Prospectus are issued subject to and bound by the terms of this Prospectus the Constitution of the Company (as amended from time to time) and the ASX Listing Rules. 4. I acknowledge that: (a) the Prospectus (referred to above) has been lodged by the Company with ASIC in respect of the offer of the New Shares described in the Prospectus; (b) I have read, understood and obtained independent legal and financial advice concerning the Prospectus and this investment in the New Shares; (c) I make this application for New Shares pursuant to the terms of the Prospectus; (d) by lodging this Application Form and a cheque for the Application Monies I apply for the number of New Shares specified in this Application Form or such lesser number as may be allocated by the Directors; (e) an investment in the Company is speculative and there is no guarantee that there will be any return on Shares (whether by way of dividends or return of capital or any other manner whatever); and (f) there is no guarantee that there will be any market (whether official or unofficial) for trading of the Company shares generally. 5. This Application is irrevocable and unconditional. 6. The validity and construction of this Application and, where the Application is accepted, the terms on which New Shares are allotted to the Applicant is governed and construed in accordance with the laws of the State of Victoria. SCHEDULE 1. Name and address of Applicant: 2. Contact Details: Daytime contact: 21

22 Email contact: 3. CHESS Details: PID HIN 4. Number of New Shares: 5. Application Money: $ 6. Cheque details: Drawer: Bank and Branch: Dated: # # 2015 Execution Signed Sealed and Delivered by #[insert] in the presence of: Signature of Applicant Signature of witness Name of witness (please print) 22